UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TMC the metals Co Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G8598Y109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Sustainable Opportunities Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Scott Leonard
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 263,191(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 263,191(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,191(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.12%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 263,191 shares owned and acquirable by the Reporting Person in respect of (i) 25,009 Common Shares, (ii) 81,609 Class I Special Shares and 120,948 Class J Special Shares, which are each convertible into Common Shares on a one-for-one basis dependent on the trading price of Common Shares over a certain period of time, and (iii) 35,625 warrants to purchase Class A ordinary shares on a one-for-one basis (“Private Placement Warrants”).

(2)	Calculated based on (i) 225,259,277 Common Shares outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, plus 238,132 Common Shares that may be acquired by the Reporting Person upon conversion of 81,609 Class I Special Shares, 120,948 Class J Special Shares, and 35,625 Private Placement Warrants.

1.	Names of Reporting Persons Scott Honour
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

TMC the metals Co Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

595 Howe Street, 10th Floor

Vancouver, British Columbia V6C 2T5

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Sustainable Opportunities Holdings LLC

(ii)	Scott Leonard

(iii)	Scott Honour

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1601 Bryan Street, Suite 4141

Dallas, TX 75201

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares

Item 2(e).	CUSIP Number

G8598Y109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 263,191

(b)	Percent of Class: 0.12%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

SUSTAINABLE OPPORTUNITIES HOLDINGS LLC

By:	/s/ Scott Leonard
	Name:	Scott Leonard
	Title:	Manager

SCOTT LEONARD

By:	/s/ Scott Leonard

SCOTT HONOUR

By:	/s/ Scott Honour